SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                         Commission File Number        000-16977
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(Check one)

     Form 10-K and Form 10-KSB     Form 11-K

|X|  Form 20F          Form 10-Q and Form 10-QSB        Form N-SAR

         For period ended:    November 30, 2003
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     Transition Report on Form 10-K and Form 10-KSB

     Transition Report on Form 20-F

     Transition Report on Form 11-K

     Transition Report on Form 10-Q and Form 10-QSB

     Transition Report on Form N-SAR

     For the transition period ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                      -1-

                                     PART I
                             REGISTRANT INFORMATION

     Full name of registrant:     Stolt-Nielsen S.A.
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     Former name if applicable:
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     Address of principal executive office (Street and number):
     c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych
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     City, state and zip code:  London WC2B 4HN, England
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                                     PART II
                             RULE 12-b-25(b) AND (c)

     If the subject report could not be field without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

>    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     During 2003, Stolt-Nielsen S.A. (the "Company") sought and obtained waivers of various provisions of its financing agreements to avoid defaults under those agreements and engaged in several liquidity-enhancing transactions. In recent months and weeks, the Company: (i) refinanced one of its primary credit agreements; (ii) sold 7.7 million of its own common shares for gross proceeds of $104 million; (iii) sold two million of its Stolt Offshore S.A. shares for gross proceeds of $6.7 million; and (iv) deconsolidated Stolt Offshore S.A. for financial reporting purposes, removing $387.5 million of debt from the Company's consolidated balance sheet.

     At the end of the Company's 2003 fiscal year, the Company was in compliance with the financial covenants under its various financings as a result of waiver agreements with the financial institutions that were parties to the financings. On February 20, 2004, the Company allowed the waiver agreements with respect to its senior unsecured notes to terminate in accordance with their terms because the Company believed it was in compliance with the terms of the senior unsecured notes as a result of the deconsolidation of Stolt Offshore S.A. and, therefore, no longer needed the waivers. Representatives of the holders of the Company's senior unsecured notes have informed the Company that the senior unsecured note holders believe that upon termination of the waiver agreements and the deconsolidation of Stolt Offshore S.A., the Company is in breach of certain provisions under the senior unsecured note agreements. The Company has informed the representatives of the senior unsecured note holders that it disagrees with these assertions. To date, the senior unsecured note holders have not taken any action against the Company in connection with the claimed breaches. The Company has been in discussions with the representatives of the senior unsecured note holders attempting to resolve this disagreement.

     As a result of all of the foregoing, the Company was unable to complete its financial reporting process within the prescribed filing period for its Annual Report on Form 20-F for the fiscal year ended November 30, 2003 (the "Annual Report") without unreasonable expense or effort. The Company intends to file its Annual Report on or before the 15th calendar day following the prescribed date. As a result of the ongoing dispute with the senior unsecured note holders, if the Company were able to file the Annual Report today, it is likely that the audit opinion of the Company's accountants contained in the Annual Report would raise concerns over the Company's ability to continue as a going concern.

     The Company's inability to complete its financial reporting process will cause the Company to be unable to comply with the financial reporting provisions contained in one of its financing agreements because that agreement does not provide a grace period for the delivery of audited financial statements. Additionally, if the audit opinion of the Company's accountants for the Company's consolidated financial statements contains a qualification with respect to the Company's ability to continue as a going concern, this would cause a default under another of the Company's financing agreements. The Company is seeking waivers of these potential defaults, but if the Company cannot obtain such waivers, these defaults could trigger cross-defaults under the Company's financing agreements.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Alan B. Winsor                    (203) 625-3667
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        (Name)                             (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      |X|  Yes        No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      |X|  Yes        No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net loss for the year ended November 30, 2003 was $316.0 million, or $5.75 per Common Share, on operating revenue of $3,026.4 million, compared with a net loss of $102.8 million, or $1.87 per Common Share, on operating revenue of $2,908.1 million for the same period in 2002. The Company's loss from operations for the year ended November 30, 2003 was $369.8 million compared with a loss from operations of $49.1 million for the same period in 2002. The significant increase in the losses reported by the Company in 2003 is largely attributable to losses at two of the Company's subsidiaries: Stolt Offshore S.A and Stolt Sea Farm Holdings plc ("Stolt Sea Farm").

     As a result of significant operational and financial difficulties, Stolt Offshore S.A. reported a net loss of $418.1 million for the year ended November 30, 2003, primarily due to cost overruns on several major projects and a number of smaller projects. There was also an aggregate impact of $216 million on Stolt Offshore S.A.'s net income attributable to changes in original estimates on major projects. Stolt Sea Farm reported a net loss of $78.4 million for the year ended November 30, 2003.





                                    Stolt-Nielsen S.A.
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                                    (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 1, 2004             By   /s/  Alan B. Winsor
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                                    Name: Alan B. Winsor
                                    Title: Attorney-in-Fact